UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-28160

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR
☐ Form N-CSR

        For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

        For the transition period ended: ___________________

           Read instruction (on back pages) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

   Full Name of Registrant: Interactive Systems Worldwide Inc.

   Former Name if Applicable:

   Address of Principal Executive Office (Street and number): 2 Andrews Drive, 2nd Floor

   City, State and Zip Code: West Paterson, New Jersey 07424-2672

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Ford 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2008 within the prescribed time period due to the financial condition (lack of financial resources) of the Registrant and expense involved to prepare and have the independent auditors review the financial statements for the period ended June 30, 2008. The Registrant does not anticipate that the Form 10-QSB will be filed by the 5th calendar day following the date on which the Form 10-QSB was due and cannot at this time determine when and if it will be able to file the Form 10-QSB.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bernard Albanese	(973)	256-8181

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that it would report an increase in revenues and a decrease in net operating loss for the three months ended June 30, 2008 as compared to the same period in 2007. The anticipated increase in revenues is primarily due to changes in the revenue share agreements with our partners as well as improved performance of the new integrated version of the Registrant’s product. The anticipated decrease in net operating loss is primarily due to the increase in revenues and a decrease in general and administrative expenses. The overall net income for the 2008 period is expected to decrease to a net loss due to $370,000 of non-recurring “other revenue” recorded in 2007. The revenue, net operating loss and net loss amounts for the 2008 period cannot be reasonably estimated at this time because of the Registrant’s inability to prepare the financial statements and have them reviewed, for the reasons described in Part III above.

Date: August 14, 2008	By:	/s/ Bernard Albanese
Chief Executive Officer